

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3010

July 2, 2009

John J. Longino, Chief Financial Officer
Alesco Financial Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re: Alesco Financial Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-159661**
> **Filed June 2, 2009**

Dear Mr. Longino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Much of the information you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501 of Regulation S-K.

Summary, page 7

The Proposed Business Combination, page 9

2.   Please revise to clarify the reference to the "certain members" that will become AFN stockholders.

3.   In this section, please explain why the table excludes Daniel Cohen's shares of common stock in AFN since Mr. Cohen holds both Cohen Class A membership units and Cohen Class B membership units.

4.   We note the disclosure that Daniel Cohen's economic interest in the combined company is 31.9%, which is based on the three board members he will appoint and the percentage voting power of the Series B shares. Please revise to clarify if Daniel Cohen will be able to realize any economic interest or vote his interest prior to the conversion of the Series A stock into Series B stock based on his continued ownership of the recapitalized Cohen interests.

5.   The chart on page 10 indicates that Daniel Cohen will retain 31.9% of the recapitalized Cohen interests. Elsewhere, you disclose that he will beneficially own 31.9% of the combined company. Please reconcile the noted disclosures to clarify how retaining 31.9% of Cohen yields the same percentage ownership in the combined company.

Interests of Board Members and Executive Officers in the Business Combination, page 14

6.   Please revise to identify the "certain" management members of both companies that have interests in the business combination that are different from and/or in addition to the interest of AFN stockholders or Cohen members.

Post-Business Combination Employment Agreements, page 15

7.   We note that Daniel Cohen will continue as Chairman and CEO of the combined company. Please revise to clarify if his continued employment is governed by an agreement.

Regulatory Matters, page 15

8.   Please revise to update the status of the regulatory approvals.

Limited Liability Company Agreement of Cohen, page 21

9.   We note that Cohen members who chose to retain membership units instead of acquiring AFN shares will be able to exchange the new units for either cash or AFN shares six months following the business combination. Please revise to disclose the exchange ratio here.

Information Regarding the Combined Company…., page 22

10.   Please revise to briefly clarify here whether AFN will continue as a REIT following the combination. Detailed disclosure should be provided later in the document.

Risk Factors, page 32

11.   We note your disclaimer that, "The risks and uncertainties described below are not the only risks the combined company will face." Please clarify that the company has disclosed all of the material risks.

12.   Many of your risk factor subheadings only highlight facts and not the harm that would occur should the risks related to such facts materialize. For instance, on page 40, you disclose that AFN may not be able to comply with NYSE listing standards. That subheading should have also clarified the risk associated with such fact. Please revise your subheadings throughout this section accordingly.

Because of the lack of a public market for Cohen membership units …., page 32

13.   We note that no fairness opinion was obtained regarding the financial fairness of this transaction to Cohen members. Please revise to provide a separate risk factor to discuss the lack of such opinion.

The New Cohen LLC Agreements prevents AFN from undertaking …., page 42

14.   Please revise this risk factor to clarify, if true, that the listed actions must be approved by Daniel Cohen in his sole capacity as the majority member of Cohen following the business combination.

15.   In your conflicts of interests discussion, please revise to discuss the possibility, that Mr. Cohen, in his capacity as the majority member of Cohen, could disapprove actions that would be in shareholders' best interest even though, as Chairman and CEO, he owes such shareholders a fiduciary duty. Otherwise, please tell us why such conflict does not exist.

16.   Please explain why the risk factor following this one is presented as a separate risk since the subheadings are the same.

If AFN does not retain its senior management …., page 43

17.   Please revise to clarify if you will have employment agreements in place for the noted senior management.

AFN may experience further writedowns of financial instruments …., page 49

18.   In order to make this risk more specific to you, please revise to briefly discuss the

writedowns you experienced as a result of the market conditions.

Recent disruptions in credit market shave resulted in a loss of investor interest in securitized financial assets …., page 54

19.   Please tell us how this risk factor presents a different risk than the risk factor with the caption "difficult market conditions, particularly in the securitization markets" on page 45. Alternatively, revise to combine the two similar risk factors.

The securities settlement process exposes AFN to risks …., 55

20.   It is unclear how this risk factor presents a different risk than the risk factor with the caption "AFN's brokerage activities will be subject to credit and performance risk" on page 53. Please revise to discuss the risks more succinctly or revise to combine the two similar risk factors.

The combined company's substantial level of indebtedness could adversely affect …., page 60

21.   Please revise to quantify the level of indebtedness.

AFN has invested in residential mortgage loans that have material geographic concentrations …., page 67

22.   We note your disclosure that 47% of the properties securing the mortgage loans that AFN had invested in were concentrated in California. Please describe any economic or other conditions in California that might affect the company's loan concentration in that geographic area.

The Transactions, page 72

Result of the Business Combination, page 72

23.   Where you disclose the expected ownership allocation, please revise to clarify that it is based on all Cohen members, except Daniel Cohen, exchanging their membership units for AFN shares.

24.   Please revise to disclose the continued ownership by Daniel Cohen of Cohen's membership interest. Revise to clarify economic and control interests, if any, associated with the membership ownership.

25.   Please revise to clarify if the disclosed expected ownership assumes full conversion of the LTIP units.

Background of the Business Combination, page 73

26.   We note the disclosure on page 73 that AFN's assets experienced significant decline. Please revise to quantify such decline, if possible, so that investors can place the event into context.

27.   After AFN began considering the internalization of its management, it appears that it did not consider a business combination with any other entity, except in a three way deal with Company A. Please revise to clarify if any effort was made to seek additional candidates for potential business combinations.

28.   Please revise to discuss the details of the proposals made by the AFN special committee that were rejected in August of 2008. Revise to discuss, in more detail, the proposed internalization of management transaction.

29.   Please revise your disclosure to eliminate generic references to discussions or negotiations between the parties; instead describe the substance of those discussions and negotiations in more detail. Further, please identify the persons involved in each contact or negotiation.

30.   Please revise to explain why the three party transaction with Company A was not in the best interest to AFN and its stockholders. Also, revise to clarify why the continued involvement of Company A was not in the best interest of Cohen's members.

AFN's Reasons for the Business Combination…., page 81

31.   We note the disclosure here and elsewhere that the combined company is expected to provide synergies and economies of scale. It is not clear how that will be the case since the primary business operations of the combined company will consist of capital market and asset management operations, neither of which, AFN was focused on as a stand alone entity. Please revise to clarify how the combined companies will experience synergies and economies of scale.

32.   We note the disclosure in the fifth bullet point on page 83 that a reason for the merger is the results of the due diligence of Cohen's business. Please revise to discuss how the results supported the merger.

33.   We note the disclosure of the negative factors beginning on page 84. Please revise to include a bullet item to discuss the full dilution and the loss of control to Cohen members that current AFN stockholders will experience as a result of this transaction or explain why that was not considered.

Cohen's Reasons for the Business Combination…., page 86

34.   Please revise to discuss how the combined financials will result in a "stronger"

liquidity position. Also, revise to identify the long term financing that is not subject to margin calls or additional collateral.

35. We note the negative factors disclosure beginning on page 86. Please revise to include the fact that a small group of members, whose interest may be different from or in addition to the minority members, negotiated this transaction and possess the ability to approve the merger on behalf of all the members of Cohen or explain why that was not considered to be a negative factor.

Opinion of AFNs Financial Advisor, page 88

36. On page 93, we note that Stifel Nicolaus will receive a transaction fee of $1.1 million and a monthly retainer fee of $75,000. Please revise to clarify if the monthly retainer fee continues even after the delivery of the fairness opinion. Also, please revise to clarify the date upon which the fees payable to Stifel Nicolaus were determined and agreed upon.

37. We note from the disclosure in this section and in the background discussion, on page 78, that Stifel Nicolaus acted as a financial advisor to AFN and provided the special committee with term sheets for their review and approval. Considering Stifel Nicolaus took part in drafting the terms of this transaction and will receive advisory services fees for its services related to the business combination, it appears there may be a conflict of interest in their ability to provide you with an independent fairness opinion. Please revise the appropriate section to discuss this conflict and its associated risks.

38. Please provide us with the written report and presentation disclosed on page 79.

39. We note the disclosure on page 89 that the forecasts and projections used were not prepared with the expectation of public disclosure. Considering the disclosed valuation and opinion are based on forecasts and projections, please tell us why you deem it appropriate to not provide such forecasts and projections.

Implied Transaction Multiple Analysis, page 92

40. It is not clear from the discussion about this analysis how the multiples should be used by investors to understand the fairness of the consideration to be exchanged in this business combination. Please revise to explain how the reference periods and corresponding multiples lead to a valuation of the two companies and the consideration being exchanged.

41. It appears that the base case projections provided by the two companies' management were material to the determination of the implied multiples. Please revise to discuss the basis for the projections.

42.   Please tell us why you did not include a 2008 column for the price/EPS multiples of Cohen.

Pro Forma Effect of the Business Combination, page 92

43.   We note the disclosure that Stifel Nicolaus reviewed "certain" estimated future operating and financial information for the combined entity. Please revise to identify the "certain" estimates. From page 89, we note the assumption of reasonableness for the estimates and forecast provided by management of the two companies and that "they provided a reasonable basis upon which Stifel Nicolaus could form its opinion." Please revise to clarify if a reasonable basis was provided by the managements for AFN and Cohen for the estimates provided.

NAV Contribution Analysis, page 92

44.   Please revise to further explain the "base case" and "downside case" values and how they were determined.

Liquidation Analysis, page 93

45.   Please revise to explain how the two disclosed NAVs compare to the consideration being exchange, as this appears to be a basis for the fairness opinion.

Dividend Policy of the Combined Company, page 98

46.   We note the disclosure in the risk factor on page 38 that AFN expects that it will cease to qualify as a REIT as result of the business combination. Please disclose how this will impact the combined company's dividend policy. Please also disclose any expected change to AFN's dividend policy in the summary.

Material United States Federal Income Tax Consequences, page 99

Conversion of Cohen Membership Units into Recapitalized Membership Units, page 101

47.   We note your disclosure that "a Cohen member who elects to receive recapitalized Cohen membership units, or a Continuing Cohen Member, should not recognize any gain pursuant to such exchange unless …." Please provide an opinion that supports the conclusion that a gain would not be recognized pursuant to this exchange or advise us why such opinion is not required under Item 601(b)(8) of Regulation S-K.

The Merger Agreement, page 106

48.   We note your statement that, "The merger agreement sets forth the contractual rights of AFN and Cohen but is not intended to be a source of factual, business or

operational information about AFN or Cohen. That kind of information can be found elsewhere in this proxy statement/prospectus and in the other filings AFN makes with the SEC ….” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Consideration to be Received in the Business Combination, page 107

49.   We note that a condition to the merger is that enough Cohen members exchange their units to ensure that AFN will be at least a majority owner of Cohen. Considering Daniel Cohen will not exchange his units, it is not clear what percentage of the outstanding Class A and B units are tied to the voting agreements and the amount of units needed, in addition to those subject to the voting agreements, to reach a majority for AFN. Please revise to clarify.

Information regarding AFN, page 127

Financing Policies, page 139

50.   Please revise to discuss AFN’s historical use of leverage in order to provide more context to your disclosure concerning how leverage increased your losses.

Liquidity – AFN, page 148

51.   Please revise to clarify if AFN has the ability to repay the $28.7 million debt if this merger is not consummated leading to a delisting of the registrant’s securities.

Liquidity and Capital Resources – Cohen, page 251

52.   Please revise to discuss the impact on your liquidity if you were considered to be in default for the 2009 Credit Facility because this merger was not completed.

Required Vote to Approve Each Proposal, page 278

53.   Please revise to provide a more complete description of proposal 1. Specifically identify the amendments to the charter and other actions that you are asking shareholders to approve. It seems that proposal 1 contains several proposals that are bundled together with the merger approval. Please revise to separate the proposals or tell us how the requested actions constitute one proposal.

Cohen Executive Compensation, page 310

54.   Please revise this section to discuss the factors considered to establish each element of compensation that was awarded to the named executive officers.

Annex D – Opinion of Stifel Nicolaus & Company

55.   We note the limitation on reliance by shareholders in the fairness opinion
        provided by Stifel Nicolaus & Company and the disclosure regarding such
        limitation in Exhibit 23.4. Because it is inconsistent with the disclosures relating
        to the opinion, the limitation should be deleted. Alternatively, disclose the basis
        for Stifel Nicolaus' belief that shareholders cannot rely upon the opinion to
        support any claims against Stifel Nicolaus arising under applicable state law (e.g.
        the inclusion of an express disclaimer in Stifel Nicolaus' engagement letter with
        the company). Describe any applicable state-law authority regarding the
        availability of such a potential defense. In the absence of applicable state-law
        authority, disclose that the availability of such a defense will be resolved by a
        court of competent jurisdiction. Also disclose that resolution of the question of
        the availability of such a defense will have no effect on the rights and
        responsibilities of the board of directors under applicable state law. Further
        disclose that the availability of such a state-law defense to Stifel Nicolaus would
        have no effect on the rights and responsibilities of either Stifel Nicolaus or the
        board of directors under the federal securities laws.

56.   Please disclose that Stifel Nicolaus has consented to use of the opinion in the
        document.

Exhibits

57.   We note the Agreement and Plan of Merger filed as Exhibit 2.1 and Amendment
        No. 1 to Agreement and Plan of Merger filed as Exhibit 2.2. Please file the
        schedules or similar attachments to these exhibits unless such schedules or
        attachments contain information that is not material to an investment decision or
        is otherwise disclosed in the agreement or prospectus. Also the agreements filed
        shall contain a list briefly identifying the contents of all omitted schedules and
        contain an agreement to furnish supplementally a copy of any omitted schedules
        to the staff upon request. See Item 601(b)(2) of Regulation S-K.

Exhibit 5.1

58.   We note from assumption 6 on page 3 of the draft opinion that the issuance of
        shares will not exceed the amount duly authorized. This assumption assumes
        away a critical fact associated with due authorization. As such, the assumption
        appears inappropriate. Please have counsel revise to remove the noted
        assumption.

Exhibit 10.25

59.   We note the reference in the loan and security agreement to schedules and
        exhibits. Please amend to file the complete loan and security agreement,

including the schedules and exhibits.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

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